WAYCOOL3D.COM, INC.
306 Demers Avenue
East Grand Forks, Minnesota 56721

September 27,  2002

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Waycool3D.com, Inc.
Withdrawal of Form SB-2 File No. 333-87954

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Waycool3d.com, Inc. ( the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on May 9, 2002 (SEC File No. 333-87954) along with any exhibits filed thereto (the “Registration Statement”).

Such withdrawal is requested as Waycool3D.com, Inc. does not have the funds to pay the legal and accounting fees necessary to proceed with this filing.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

Waycool3d.com, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (218)773-3297.

Very truly yours,

WAYCOOL3D.COM, INC.

By:	/s/ Bradly Kerr Bradly Kerr President and Director